# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Epilog Imaging Systems Inc.

***Legal status of issuer***

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> 06/28/2010

***Physical address of issuer***
75 E Santa Clara Street, Suite 600, San Jose, CA 95113

***Website of issuer***
www.epilog.com

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***

7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***

☑  Yes

☐  No

***Oversubscriptions will be allocated:***

☐  Pro-rata basis

☑  First-come, first-served basis

☐  Other:

***Maximum offering amount (if different from target offering amount)***
$1,070,000

***Deadline to reach the target offering amount***
December 13, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
3

|  | Most recent fiscal year-end | Prior fiscal year-end |
| --- | --- | --- |
| **Total Assets** | $323,016 | $336,069 |
| **Cash & Cash Equivalents** | $528 | $605 |
| **Accounts Receivable** | N/A | N/A |
| **Short-term Debt** | $419,974 | $371,562 |
| **Long-term Debt** | N/A | N/A |
| **Revenues/Sales** | N/A | N/A |
| **Cost of Goods Sold** | N/A | N/A |
| **Taxes Paid** | N/A | N/A |
| **Net Income** | ($61,073) | ($93,073) |

The above reflects the consolidated financials of Epilog Imaging Systems, Inc.

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## September 27, 2019

## Epilog Imaging Systems Inc.



## Up to $1,070,000 of Crowd Notes

Epilog Imaging Systems Inc. ("Epilog", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by December 6, 2019, will be permitted to increase their investment at any time on or before December 13, 2019, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 6, 2019. If the Company reaches its Closing Amount prior to December 13, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words**

**"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at www.epilog.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: www.seedinvest.com/epilog

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Epilog Imaging Systems Inc. is a Delaware C-Corporation, formed on 06/28/2010.

The Company is located at 75 E Santa Clara Street, Suite 600, San Jose, CA 95113.

The Company's website is www.epilog.com.

The Company previously operated under the name of Biotronix Corporation.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/epilog and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $1,070,000 |
| **Purchase price per Security** | Determined in conjunction with a broker-dealer.Not Applicable |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | December 13, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 12, 14 and 17 |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***Many of Company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of SHERPA.*** SHERPA is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that SHERPA or any other product candidates will be successfully developed or commercialized.

***The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.*** Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of SHERPA. The sales process involves educating customers about the Company's SHERPA, participating in extended SHERPA evaluations and configuring the SHERPA to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The technology for self-driving car market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company depends on a limited number of customers for a substantial majority of its revenue.*** If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in a limited amount of customers. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***The Company is in very early stages of revenue and may not be successful in its efforts to grow and monetize its product.*** It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

***The Company's cash position is weak;*** it operates on the founder funding the business and so bank accounts run close to $0. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** In particular, to scale it will need to attract high cost engineering talent, and will be subject to competition in hiring against large corporations in the Bay Area.

***The Company has outstanding liabilities including a $261,000 loan to the founder, and accrued legal expenses of ~$150,000.***

***The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs.*** To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened. Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***The Company may face difficulties in obtaining capital.*** The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

***Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.*** These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

***The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services.*** The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

***If the Company fails to maintain or expand their relationship with their manufacturer, Jabil, they may not have adequate access to new or key technology necessary for their products, which may impair our ability to deliver leading-edge products.*** In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers, such as Jabil, to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***The Company's CEO and CTO are related.*** This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues or severe disruption in a familial relationship could disrupt the day-to-day operation of the business and could negatively impact the financial position of the Company.

***The Company has not yet formed a Board.*** Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

***The Company's proprietary technology has a limited history and may perform below expectations.*** The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

***The company is closely held, by the founder, Michael Mojaver, who owns 81.26% of issued and outstanding capital stock of the Company.*** He is thus able to exercise significant control over all matters requiring approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

***The Company does not have employment contracts in place with its employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Epilog, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***The Company has not filed a Form D for its previous offering.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company has conducated related party transactions.*** During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. At December 31, 2018 and 2017, the amount of advances outstanding is $186,375 and $167,575, respectively, and are recorded under 'Advances – related party' on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2018 and 2017 was $94,101 and $92,172, respectively.

During October 2018, the Company's chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The Company has incurred losses from inception of approximately $678,415 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***The Company has not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement.*** These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations. Epilog Sherpa has a similar technology and use case as other automotive manufacturers, e.g. Tesla, Cruise Automation, BMW, and others. However federal, state and local governments are enacting consumer safety protections that may delay the adoption self-driving technology by court challenges and state legislative action.

**Risks Related to the Securities**

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding

Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investor proxy agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81.56% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

**BUSINESS**
**Description of the Business**
Epilog is democratizing self-driving technology.

Driving is stressful, tedious, and dangerous.

Each year traffic accidents due to distracted, drunk, or asleep drivers cause ~$836B of economic damage to the US. There is a massive  market opportunity where autonomous driving can be added to millions of existing vehicles, reducing the amount and severity of traffic accidents.

Epilog has developed cutting-edge AI and optical capabilities in a small, windshield-mounted device that taps into your car's computer in order to take control of gas, steering, and brake. We call this device Sherpa, after the famous guides of the Himalayan mountains. Sherpa never gets tired or distracted, and acts as a copilot on your daily drives.

**Business Plan**
*Epilog Sherpa*

Sherpa continuously analyzes the road ahead of you, providing increased safety and peace of mind. A built-in ultra high definition HDR camera and a powerful AI processor instantly react to changing road conditions. It's easy to install, transforming your car into a self-driving vehicle in under 30 minutes.

- Outward-facing single lens 8K computational camera (several patents)

- Driver-facing infrared camera for detecting distracted driving

- NVIDIA-powered AI coprocessor

- Detects obstacles in road, stop signs, and traffic lights

- Support for most cars made after 2010

*Business Model*

Epilog aims to bring Sherpa to market at a $999 price point. Epilog's initial fast-to-market entry strategy will offer Sherpa direct-to-customer over online channels. An optional $5/mo subscription package will offer customers more features and insight into their drives.

We make ~60% gross margin on full-price Sherpa units, and ~50% margin on subscription offerings.

Epilog will recruit a base of automotive installers who will offer a bundled product and installation service. Installation is quick and easy, and doesn't damage your car or void your warranty.

Our production partner Jabil is capable of manufacturing up to 15,000 units a day, and will support OEM-grade modifications when we enter partnerships with major car manufacturers.

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Product Development | 55% | 55% | 40% |
| Marketing | 21% | 21% | 35% |
| General and Admin | 19% | 19% | 10% |

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Testing | 5% | 5% | 15% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Michael Mojaver | Founder, CEO (06/10- present) | Founder, CEO of Epilog (06/10 - present): Responsible for product management, business development and fundraising. |
| Lance Mojaver | CTO (06/15 - present) | CTO of Epilog (06/15 - present): Responsible for product design and development. |

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Units | 12,260,913 | YES | N/A | 100% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Deferred NREs | Jabil | $541,005 | 0 | per unit shipped over 24 months of first production units | None | N/A | |

**Ownership**

A majority of the Company is owned by a few individuals. Those individuals are Michael Mojaver.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Michael Mojaver | Common Stock | 81.26% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**
Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,447.54 in cash on hand as of August 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Pre-Seed | 12/2018 | Section 4(a)(2) | N/A | N/A | N/A |

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Dilution**
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. At December 31, 2018 and 2017, the amount of advances outstanding is $186,375 and $167,575, respectively, and are recorded under 'Advances – related party' on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2018 and 2017 was $94,101 and $92,172, respectively.

During October 2018, the Company's chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None

**SEEDINVEST INVESTMENT PROCESS**

***Making an Investment in the Company***

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Mojaver
_____
(Signature)

Michael Mojaver
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Mojaver
_____
(Signature)

Michael Mojaver
_____
(Name)

CEO
_____
(Title)

September 27, 2019
_____
(Date)

/s/Lance Mojaver
_____
(Signature)

Lance Mojaver
_____
(Name)

CTO
_____
(Title)

September 27, 2019
_____
(Date)

*Instructions.*

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*



**EPILOG IMAGING SYSTEMS, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2018 and 2017

**EPILOG IMAGING SYSTEMS, INC.**

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Epilog Imaging Systems, Inc.
75 E Santa Clara Street, Suite 600
San Jose, CA 95113

We have reviewed the accompanying financial statements of Epilog Imaging Systems, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

*Fruci & Associates II, PLLC*

Spokane, WA

September 26, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

## EPILOG IMAGING SYSTEMS, INC.
BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

|  | 2018 | 2017 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 528 | $ 605 |
| Inventory | - | 4,584 |
| Total current assets | 528 | 5,189 |
| Intangible assets, net | 323,106 | 330,880 |
| Total assets | $ 323,634 | $ 336,069 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Accounts payable | $ 139,498 | $ 111,815 |
| Accrued interest - related party | 94,101 | 92,172 |
| Advances - related party | 186,375 | 167,575 |
| Total current liabilities | 419,974 | 371,562 |
| Total liabilities | 419,974 | 371,562 |
| Commitments and contingencies | - | - |
| **Stockholders' equity** | | |
| Common stock, 12,260,913 and 10,000,000 shares issued | | |
| and outstanding at December 31, 2018 and 2017 | 1,226 | 1,000 |
| Additional paid-in capital | 580,849 | 580,849 |
| Accumulated deficit | (678,415) | (617,342) |
| Total stockholders' equity | (96,340) | (35,493) |
| Total liabilities and stockholders' equity | $ 323,634 | $ 336,069 |

See accountants' review report and accompanying notes to the financial statements.

**EPILOG IMAGING SYSTEMS, INC.**

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

| | 2018 | 2017 |
|---|---|---|
| Revenue | $ - | $ - |
| Gross profit | - | - |
| Operating expenses | | |
| General and administrative | 22,474 | 14,778 |
| Research and development | 8,819 | 39,344 |
| Depreciation and amortization | 22,941 | 26,733 |
| Travel | 4,910 | 10,265 |
| Total operating expenses | 59,144 | 91,120 |
| Income (loss) from operations | (59,144) | (91,120) |
| Other income (expense) | | |
| Interest expense | (1,929) | (1,953) |
| Total other income (expense) | (1,929) | (1,953) |
| Net income (loss) before income taxes | (61,073) | (93,073) |
| Provision for income taxes | - | - |
| Net income (loss) | $ (61,073) | $ (93,073) |

See accountants' review report and accompanying notes to the financial statements.

**EPILOG IMAGING SYSTEMS, INC.**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-in Capital | Earnings (Deficit) | Equity |
| **Balance on December 31, 2016** | 10,000,000 | $ 1,000 | $ 580,849 | $ (524,269) | $ 57,580 |
| Net income (loss) | | | | (93,073) | (93,073) |
| **Balance on December 31, 2017** | 10,000,000 | 1,000 | 580,849 | (617,342) | (35,493) |
| Issuance of common stock for cash | 2,199,608 | 220 | - | | 220 |
| Issuance of common stock for services | 61,305.00 | 6.00 | - | | 6 |
| Net income (loss) | | | | (61,073) | (61,073) |
| **Balance on December 31, 2018** | 12,260,913 | $ 1,226 | $ 580,849 | $ (678,415) | $ (96,340) |

See accountants' review report and accompanying notes to the financial statements.

4

**EPILOG IMAGING SYSTEMS, INC.**

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

|  | 2018 | 2017 |
|---|---|---|
| Cash flows from operating activities |  |  |
| Net income (loss) | $ (61,073) | $ (93,073) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: |  |  |
| Depreciation and amortization | 22,941 | 26,733 |
| Stock based compensation | 6 |  |
| Changes in operating assets and liabilities: |  |  |
| Inventory | 4,584 | 7,500 |
| Accounts payable | 27,683 | 56,817 |
| Accrued interest | 1,929 | 1,953 |
| Net cash used by operating activities | (3,930) | (70) |
|  |  |  |
| Cash flows from investing activities |  |  |
| Patent filings | (15,167) | (61,816) |
| Net cash used by investing activities | (15,167) | (61,816) |
|  |  |  |
| Cash flows from financing activities |  |  |
| Proceeds from issuance of common stock | 220 | - |
| Advances - related party | 18,800 | 60,406 |
| Net cash provided by financing activities | 19,020 | 60,406 |
|  |  |  |
| Net decrease in cash and cash equivalents | (77) | (1,480) |
| Cash and cash equivalents, beginning | 605 | 2,085 |
| Cash and cash equivalents, ending | $ 528 | $ 605 |
|  |  |  |
| Supplemental cash flow information: |  |  |
| Cash paid during the period for: |  |  |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

See accountants' review report and accompanying notes to the financial statements.

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits*.*

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the year ended December 31, 2018, the remaining inventory balance was written off.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017. Assets were fully depreciated at December 31, 2018 and 2017.

Depreciation expense for the years ended December 31, 2018 and 2017, was $0 and $3,792, respectively.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $1,000 and $79 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $8,819 and $39,344 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $678,415 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Commitments and Contingencies

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 26, 2019, the date these financial statements were available to be issued and noted the following:

During 2019, the CEO advanced the Company an additional $26,000.

The Company also delivered its first production samples to an automotive testing facility during 2019.

**NOTE 2 – GOING CONCERN**

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $678,415 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.  The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – INTANGIBLE ASSETS**

Intangible assets consist of the following at December 31:

**EXHIBIT C**
*PDF of SI Website*



## Invest in Epilog

Retrofit your car with self-driving AI

Edit Profile

| **$1,000** | **$10,000,000** | **Convertible Note** |
|---|---|---|
| Minimum | Valuation cap | Security Type |

**INVEST**

Time Left **70d : 10h : 32m**

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Epilog is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Epilog without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

### Company Highlights

> Established partnership with Jabil, one of the largest product manufacturers in the world and #140 in the Fortune 500

> CEO Michael Mojaver is a former CERN particle physicist with experience leading tech companies that have successfully exited and traded on a public listing

> The Company has a portfolio of 5 granted patents and several patents pending, protecting its unique image sensing technology

> Advisors include Rony Greenberg, the former Director of Strategic Investment for Intel, and Alvin Wong, the former Director of Autonomous Vehicles at Sony

### Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Convertible Note

> Valuation Cap: US $10,000,000

> Target Minimum Raise Amount: US $600,000

> Offering Type:  Side by Side Offering

Epilog is democratizing self-driving technology.

**PROFILE MENU**

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**Driving is stressful, tedious, and dangerous.**

Each year traffic accidents due to distracted, drunk, or asleep drivers cause ~$836B of economic damage to the US. There is a massive market opportunity where autonomous driving can be added to millions of existing vehicles, reducing the amount and severity of traffic accidents.

Epilog has developed cutting-edge AI and optical capabilities in a small, windshield-mounted device that taps into your car's computer in order to take control of gas, steering, and brake. We call this device Sherpa, after the famous guides of the Himalayan mountains. Sherpa never gets tired or distracted, and acts as a copilot on your daily drives.



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## Product & Service

**Epilog Sherpa**

Sherpa continuously analyzes the road ahead of you, providing increased safety and peace of mind. A built-in ultra high definition HDR camera and a powerful AI processor instantly react to changing road conditions. It's easy to install, transforming your car into a self-driving vehicle in under 30 minutes.

- Outward-facing single lens 8K computational camera (several patents)
- Driver-facing infrared camera for detecting distracted driving
- NVIDIA-powered AI coprocessor
- Detects obstacles in road, stop signs, and traffic lights
- Support for most cars made after 2010

**Business Model**

Epilog aims to bring Sherpa to market at a $999 price point. Epilog's initial fast-to-market entry strategy will offer Sherpa direct-to-customer over online channels. An optional $5/mo subscription package will offer customers more features and insight into their drives.

We make ~60% gross margin on full-price Sherpa units, and ~50% margin on subscription offerings.

Epilog will recruit a base of automotive installers who will offer a bundled product and installation service. Installation is quick and easy, and doesn't damage your car or void your warranty.

Our production partner Jabil is capable of manufacturing up to 15,000 units a day, and will support OEM-grade modifications when we enter partnerships with major car manufacturers.

## Gallery





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## Epilog Technology Overview



**Epilog Technology Overview.**
Video discussing Epilog technology and Jabil partnership.

## Team Story

Epilog was founded by a father/son team with the goal of creating cameras that can match and exceed human vision capabilities. Our first cameras were focused on the surveillance market, as a single Epilog camera could cover a large area with the same detail as multiple cameras in order reduce maintenance costs and network complexity.

After being approached by multiple car companies to create an automotive-grade camera that could simplify sensor stacks on self-driving vehicles, Epilog moved into the automotive market. Jabil, the world's second largest contract manufacturer with clients such as Apple and GoPro, recognized the huge potential of our optical technology and provided capital and a manufacturing pipeline for our products.

Sherpa was developed as a way to democratize self-driving technology and provide a safer, better driving experience to all, without having to buy a new car or spend huge amounts of money. Epilog has assembled a world-class team of designers and engineers to disrupt the transportation industry.

## Founders and Officers



**Michael Mojaver**
CEO

Michael has a track record of starting and managing technology companies with successively higher valuations and exits. He has raised over $20M in investment to date and took his last company public, reaching a market cap of over $300M.

He has authored nine patents and co-authored numerous scientific publications. His early research was in super-computing, vision-based systems for the detection of dark matter and exotic particles at UC San Diego, Cornell, Stanford, Fermi Lab, and CERN (Geneva).



**Lance Mojaver**
CTO

Lance is an expert in super-resolution computational imaging processes and computer vision. He has designed multiple production cameras and has deployed software used in cameras monitoring schools, airports and military bases. Lance recently managed the design of the world's first AI-powered single-lens multi-sensor video camera.

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## Key Team Members

| | | | |
|---|---|---|---|
| | **Dieter Koller** | | **Marc Munford** |

### Notable Advisors & Investors

| | | | |
|---|---|---|---|
| | **Rony Greenberg** | | **Alvin Wong** |

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| Round type: | Seed |
|---|---|
| Round size: | US $1,500,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $600,000 |

### Key Terms

| Security Type: | Convertible Note |
|---|---|
| Conversion discount: | 20.0% |
| Valuation Cap: | US $10,000,000 |
| Interest rate: | 5.0% |
| Note term: | 24 months |

### Additional Terms

| Investor Proxy Agreement | All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details. |
|---|---|
| Custody of Shares | Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Closing conditions: | While Epilog has set an overall target minimum of US $600,000 for the round, Epilog must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Epilog's Form C. |
| Regulation CF cap: | While Epilog is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF. |

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Transfer restrictions: Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

## Use of Proceeds

If Minimum Amount Is Raised


Product Development
Marketing
General & Admin
Testing

If Maximum Amount Is Raised


Product Development
Sales & Marketing
Testing
General & Admin

## Investor Perks

**Early birds ($5K+ on or before October 10th, 2019)**

- Free Sherpa
- Epilog t-shirt

**$1,000 - $4,999 |** Epilog t-shirt

**$5,000 - $9,999 |** 50% discount on Sherpa order

**$10,000 - $49,999 |** 2 free Sherpas + Epilog sweatshirt

**$50,000 - $99,999 |** Above + 3 free Sherpas + call with founding team

**$100,000 - $249,999 |** Above + dinner with founding team in SF (flight and stay not covered)

**$250,000+ |** Above + board observer seat

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Market Landscape

Currently, we believe, Tesla and Cadillac are the only manufacturers shipping cars with comparable self-driving performance to Sherpa. The minimum purchase price for an Autopilot-enabled Tesla Model 3 is $45,000, and a Super Cruise-enabled Cadillac CT6 is $71,000.

Sherpa costs $999.

There are tens of millions of Sherpa-compatible cars on the road in the US, and Epilog believes it can achieve huge market penetration due to ease of installation and word-of-mouth marketing. Every driver (and passenger) can benefit from a safer, less stressful driving experience.

## Risks and Disclosures

***Many of Company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of SHERPA.*** SHERPA is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that SHERPA or any other product candidates will be successfully developed or commercialized.

***The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.*** Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of SHERPA. The sales process involves educating customers about the Company's SHERPA, participating in extended SHERPA evaluations and configuring the SHERPA to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

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***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The technology for self-driving car market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company depends on a limited number of customers for a substantial majority of its revenue.*** If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in a limited amount of customers. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***The Company is in very early stages of revenue and may not be successful in its efforts to grow and monetize its product.*** It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

***The Company's cash position is weak; it operates on the founder funding the business and so bank accounts run close to $0.*** The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** In particular, to scale it will need to attract high cost engineering talent, and will be subject to competition in hiring against large corporations in the Bay Area.

***The Company has outstanding liabilities including a $261,000 loan to the founder, and accrued legal expenses of ~$150,000.***

***The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs.*** To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened. Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***The Company may face difficulties in obtaining capital.*** The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

***Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.*** These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

***The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services.*** The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

***If the Company fails to maintain or expand their relationship with their manufacturer, Jabil, they may not have adequate access to new or key technology necessary for their products, which may impair our ability to deliver leading-edge products.*** In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers, such as Jabil, to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***The Company's CEO and CTO are related.*** This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues or severe disruption in a familial relationship could disrupt the day-to-day operation of the business and could negatively impact the financial position of the Company.

***The Company has not yet formed a Board.*** Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

***The Company's proprietary technology has a limited history and may perform below expectations.*** The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

***The company is closely held, by the founder, Michael Mojaver, who owns 81.26% of issued and outstanding capital stock of the Company.*** He is thus able to exercise significant control over all matters requiring approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

***The Company does not have employment contracts in place with its employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Epilog, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***The Company has not filed a Form D for its previous offering.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company has conducted related party transactions.*** During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. At December 31, 2018 and 2017, the amount of advances outstanding is $186,375 and $167,575, respectively, and are recorded under 'Advances – related party' on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2018 and 2017 was $94,101 and $92,172, respectively.

During October 2018, the Company's chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares.

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***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The Company has incurred losses from inception of approximately $678,415 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***The Company has not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement.*** These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations. Epilog Sherpa has a similar technology and use case as other automotive manufacturers, e.g. Tesla, Cruise Automation, BMW, and others. However federal, state and local governments are enacting consumer safety protections that may delay the adoption self-driving technology by court challenges and state legislative action.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.


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**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in Epilog

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Epilog. Once Epilog accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Epilog in exchange for your securities. At that point, you will be a proud owner in Epilog.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Epilog has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**
Currently there is no market or liquidity for these securities. Right now Epilog does not plan to list these securities on a national exchange or another secondary market. At some point Epilog may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Epilog either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**
This is Epilog's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Epilog's Form C. The Form C includes important details about Epilog's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.


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**EXHIBIT D**
*Investor Deck*

This presentation contains offering materials prepared solely by Epilog Imaging Systems, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Long commutes and distracted driving cause one collision/sec in the US



## 1 Hour

Average time spent commuting each day



## 37,133

Fatalities due to traffic accidents (2017)



## $836 Billion

Annual comprehensive costs* related to traffic accidents

* Comprehensive costs are the total value of societal harm, including economic costs as well as quality of life lost, such as lost market and household productivity. (NHTSA)

# Our goal is to make driving safer and stress-free.

# Epilog Sherpa

- A windshield-mounted device that drives your car
- Self-driving AI
- Advanced 8K optics
- Installation takes 30 minutes
- $999



# HOW IT WORKS





# USAGE

- **Activate cruise control to engage the system**

- **Sherpa will apply gas, steering, and brake until driver takes back control**

- **Driver must pay attention to the road, but can relax**

# INSTALLATION

- Certified mechanics will be trained to install the device
- Won't void your warranty or damage any part of your car
- We plan to support most cars made after 2010



# DEEP LEARNING

- Sherpa gets better with time

- Analyzes your local road conditions to improve quality of ride

- Informs you of statistics based on your driving + lower insurance costs



# KEY BREAKTHROUGH

- 8K computational camera with built-in AI provides human-quality perception
- 5 patents granted



# BUSINESS MODEL

## Hardware
### $999 / Sherpa

- Millions of compatible cars on the road
- Sell Sherpa direct to consumer online and at physical locations

## OEM
### Partnerships

- Our proprietary AI and optics position us at the top of the market
- Custom modules can be built to ship in new cars

## Subscription
### $5 / Month (optional)

- Replay your past drives
- Early access to new features

# TEAM HAS SHIPPED SOFTWARE AND HARDWARE USED

## BY MILLIONS OF PEOPLE



### Michael Mojaver

**CEO**

Built $100M technology company through public offering







### Marc Munford

**VP Business Development**

Experienced executive trained by Steve Jobs







# TECHNOLOGY AND FINANCIAL TEAM



## Dieter Koller

### VP, Research & Development

Caltech Ph.D., pioneer of tracking computer vision



## Lance Mojaver

### CTO

Expert in computational cameras and visual AI



## Rony Greenberg

### Financial Advisor

Former Director of Global Strategic Investment at Intel



# FINANCIAL MODEL

- Direct Sherpa sales for fast market entry
- OEM licensing to automakers
- Recurring revenue subscription service

| Cash Flow Model | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|
| Gross Revenue | $5.5M | $26M | $71M | $220M | $533M |
| COGS | $2.8M | $13M | $35M | $110M | $266M |
| Payroll | $1.9M | $8M | $11M | $18M | $25M |
| Outside Services | $1.1M | $9.3M | $18M | $47M | $105M |
| General & Admin | $293K | $3M | $4.3M | $7M | $10M |
| Net Profit (Loss) | $-536K | $-7.1M | $1.5M | $38.3M | $126.2M |

**EXHIBIT E**
*Video Transcript*

## Exhibit E: Epilog Video Transcripts

### Sherpa – Retrofit your car with self-driving AI

Driving can be hard. Accidents, traffic, construction, can make something that most people do everyday into a chore. We're here to change that.

Introducing Sherpa, a new way to make driving better. It's a windshield-mounted device that taps into your car's computer and uses AI to automate city and highway driving.

Designed to complement your existing cruise control system, simply plug into your vehicle, and activate cruise control, and Sherpa will apply gas, steering, and brake until you take back control.

Utilizing advance 8k optics and cutting-edge AI algorithms with millions of miles of driving experience, Sherpa evaluates your surroundings in real time so it's able to confidently drive in stop and go traffic, avoid obstacles on the road, and recognize stop signs and traffic lights.

Each day, Sherpa learns from your local roads to perform better on your future drives and our goal is to eventually automate your entire commute.

Adding Sherpa to your car is fast and easy. We'll offer free installation at our nationwide partner locations and plan to support most cars by the end of 2020. It's for making your commute less stressful, journeys around town safer, and road trips more fun.

The future of driving is here. Hop in.

### Epilog Technology Overview

[On Screen]:
A Jabil Success Story
Epilog
Industrializing a Super High-Resolution ADAS Video Camera

Michael Mojaver:
Epilog's vision is to match human vision quality for machines. And autonomous vehicles you have the problem of being able to identify objects on the road at distance or and all around you.

Marc Munford:
And there's a lot of buzz around lidar radar and some of the other sensor solutions, but Epilog so far is the only one advancing video technology to support vehicle autonomy.

Scott Nisbet:
And up until now you've had to have several 4k cameras or HD cameras positioned around the car. Sometimes, you know, depending on the manufacturer, there can be 17, 20 cameras. We have a viable alternative so that you can have one camera.

Michael Mojaver:
So we have developed a highly integrated solution that works very much like the human eye, low power, and it has the same type of capabilities.

For this particular product I think it's so incredibly complex to manufacture. We wanted to have a partner that we could trust that could deliver high quality product. And when we look in particular in the optics area, Jabil is number one in the world and so it was the perfect partnership for us.

Yovav Ofri:
When it comes to the Epilog camera, really what we were trying to do is take a disruptive innovative idea and turn it into a product. and to do that we leverage our vertically integrated capabilities in process development, optics design, electromechanical design, in electronics, as well as obviously support from our other divisions such as quality and supply chain.

Marc Munford:
And Jabil's world-class industrial-level, manufacturing expertise that produces world-class industrial level products is key to cementing relationships. Jabil's relationship makes Epilog a much less risky value proposition.

Michael Mojaver:
So, for this project, Jabil designed electronics, the mechanicals, and also the optics. The electronics was particularly challenging if you have gigahertz speed circuitry and there are multiple processors and a lot of high-speed design work that was done. And they did an excellent job. Everything worked first time, so we were able to get to market quickly.

Marc Munford:
Software is scalable. Edge computing power is scalable. Production techniques and production expertise is really where Jabil's forte comes in. And all these converge to advance and deliver the next generation of video technology to mass markets. This compares to the very high-end solutions today from Hollywood movie cameras and military satellites that costs tens or hundreds of thousands of dollars.

We expect to bring our technology to market in the autonomous vehicle space at the hundreds of dollars price point.

Scott Nisbet:
With the help of Jabil, Epilog's technology allows this to come to a point where the cost can be not only able to go into cars, but maybe into more security cameras, but also eventually into consumer products so you can basically have an IMAX in your pocket.

Michael Mojaver:
We tremendously enjoyed working with Jabil on this project and we have a lot of strategy in different areas...people that think alike and have the same kind of enthusiasm about the type of product that we're developing. And we certainly look to build on this relationship in the future.

[Music]